Filed by Riot Platforms, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Bitfarms Ltd.
(Commission File No. 001-40370)

May 28, 2024

Riot Team,

As you may have seen this morning, we issued a press release announcing that Riot has made a proposal to acquire Bitfarms and has acquired an equity position in the company, which currently makes us its single largest shareholder. We view this as an extremely exciting opportunity to acquire an international portfolio of Bitcoin mining sites and create what would be the premier, largest publicly-traded Bitcoin miner globally – significantly advancing our goal of reaching 100 EH/s. I know you may have some questions after reading our announcement, so let me do my best to answer a few of them:

•	What does this news mean?: Our Board previously made a private offer to Bitfarms to form a combination between our two companies. Unfortunately, Bitfarms’ Board of Directors rejected our compelling proposal without engaging in substantive dialogue with us. We have long respected Bitfarms’ business and management team, and today we have publicly announced our proposal so that Bitfarms’ shareholders can have a say in the path forward.

•	What happens next?: We will likely start the process to requisition a Special Meeting of Bitfarms’ shareholders. This would mean Bitfarms would have to give its shareholders a chance to vote on whether new, highly qualified and independent director nominees put forward by Riot should be added to Bitfarms’ Board.

•	What does this mean for me?: It is business as usual for Riot. If we are eventually successful in acquiring Bitfarms, this would simply add an international division to our company. We ask that you continue to stay focused on executing your responsibilities and advancing our mission of building the world’s leading Bitcoin-driven infrastructure platform. To the extent that there is media coverage or speculation focused on the situation, do not let it distract you from achieving our mission.

•	Can I trade in Riot securities?: Yes, so long as any transaction in Riot securities is in accordance with our Insider Trading Policy. Under our Insider Trading Policy, you have the ethical and legal obligations to maintain the confidentiality of information about Riot and are prohibited from trading in Riot securities while in possession of material non-public information. If you have questions about transacting in Riot securities, please contact the Riot Legal Team.

•	Can I trade in Bitfarms securities?: Our Insider Trading Policy also applies to material non-public information relating to other companies, including ones with which Riot is discussing a proposed transaction. As such, you are restricted from trading in Bitfarms securities while in possession of material non-public information. The duration of the trading restriction begins on the date the material non-public information is acquired and ends at the end of the second full trading day after public disclosure. For more information, please refer to Riot's Insider Trading Policy.

As you can imagine, it’s important that we all be aligned as a company in terms of how we communicate around this news. That is why we ask that if you receive any questions from third parties outside the company – including members of the media, investors, competitors, friends, acquaintances, etc. – that you DO NOT RESPOND at all, and instead forward them to IR@riot.inc.

Similarly, no one should post on social media accounts expressing any personal views, opinions, comments or responses regarding today’s announcement. It is absolutely vital that we all maintain strict discipline around this in order to ensure consistent messaging from Riot and adhere to our Social Media policy, which I’ve attached for your reference.

Only the official Riot social media accounts and myself are permitted to make public comments on this announcement. Specifically:

DO NOT

•	Provide any commentary around Riot's or my own posts on this announcement.

•	Comment or react to any replies to Riot's or my own posts on this announcement.

Our intention is not to police social media, but ensure we are onside from a legal perspective in this unique situation.

This is a very fluid situation, and we will continue to keep you updated as appropriate. If you have further questions, please don’t hesitate to ask your manager.

We thank you all for your commitment to growth and excellence within Riot.

Best,

Jason

Non-Binding Proposal

Riot cautions Riot shareholders, Bitfarms shareholders and others considering trading in Riot securities or Bitfarms securities that the proposal referred to in this document is non-binding, does not constitute and should not be construed as an offer or intention to make an offer directly to Bitfarms shareholders, and there can be no assurance that any definitive offer will be made by Riot, that Bitfarms will accept any offer made by Riot, that any agreement will be entered into by Riot and Bitfarms or that the proposal or any other transaction will be approved or consummated. Riot does not undertake any obligation to provide any updates with respect to the proposed transaction, except as required by applicable law.

Cautionary Note Regarding Forward Looking Statements

Statements contained herein that are not historical facts constitute “forward-looking statements” and “forward-looking information” (together, “forward-looking statements”) within the meaning of applicable U.S. and Canadian securities laws that reflect management’s current expectations, assumptions, and estimates of future events, performance and economic conditions. Such forward-looking statements rely on the safe harbor provisions of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 and the safe harbor provisions of applicable Canadian securities laws. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Words and phrases such as “anticipate,” “believe,” “combined company,” “create,” “drive,” “expect,” “forecast,” “future,” “growth,” “intend,” “hope,” “opportunity,” “plan,” “potential,” “proposal,” “synergies,” “unlock,” “upside,” “will,” “would,” and similar words and phrases are intended to identify forward-looking statements. These forward-looking statements may include, but are not limited to, statements concerning: uncertainties as to whether any definitive offer will be made by Riot or Bitfarms will accept any offer made by Riot; whether Bitfarms will enter into discussions with Riot regarding the proposed combination of Riot and Bitfarms; the outcome of any such discussions, including the possibility that the terms of any such combination will be materially different from those described herein; the conditions to the completion of any combination, including the receipt of Bitfarms shareholder approval and the receipt of all required regulatory approvals; the future performance, results of operations, liquidity and financial position of each of Riot, Bitfarms and the company resulting from the combination of Riot and Bitfarms; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all; the integration of Bitfarms’ operations with those of Riot and the possibility that such integration may be more difficult, time-consuming and costly than expected or that operating costs and business disruption may be greater than expected in connection with the proposed transaction. Such forward-looking statements are not guarantees of future performance or actual results, and readers should not place undue reliance on any forward-looking statement as actual results may differ materially and adversely from forward-looking statements. Detailed information regarding the factors identified by the management of Riot, which they believe may cause actual results to differ materially from those expressed or implied by such forward-looking statements in this document, may be found in Riot’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the risks, uncertainties and other factors discussed under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” of Riot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 23, 2024, and the other filings Riot has made or will make with the SEC after such date, copies of which may be obtained from the SEC’s website at www.sec.gov. All forward-looking statements contained herein are made only as of the date hereof, and Riot disclaims any intention or obligation to update or revise any such forward-looking statements to reflect events or circumstances that subsequently occur, or of which Riot hereafter becomes aware, except as required by applicable law.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer, or an intention to offer, to subscribe for or buy or an invitation to purchase or subscribe for any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Such an offer to purchase securities would only be made pursuant to a registration statement, prospectus, tender offer, takeover bid circular, management information circular or other regulatory filing filed by Riot with the SEC and available at www.sec.gov or filed with applicable Canadian securities regulatory authorities on SEDAR+ and available at www.sedarplus.ca. This document is not intended to, and does not, solicit a proxy from any shareholder of Bitfarms. Such a solicitation of proxies would only be made pursuant to a proxy circular filed with applicable Canadian securities regulatory authorities on SEDAR+ and available at www.sedarplus.ca or pursuant to an exemption from the proxy solicitation rules under applicable Canadian securities law.

Important Information for Investors

This communication relates to a proposal that Riot has made for a business combination transaction with Bitfarms. In furtherance of this proposal and subject to future developments, Riot (and, if applicable, Bitfarms) may file one or more registration statements, prospectuses, management information circulars, proxy statements, proxy circulars, tender offers, takeover bid circulars or other documents with the SEC and applicable Canadian securities regulatory authorities. This communication is not a substitute for any registration statement, prospectus, management information circular, proxy statement, proxy circular, tender offer, takeover bid circular or other document (collectively, “Regulatory Filings”) Riot and/or Bitfarms may file with the SEC and/or applicable Canadian securities regulatory authorities in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF RIOT AND BITFARMS ARE URGED TO READ EACH REGULATORY FILING WHEN AND IF FILED BY RIOT AND/OR BITFARMS WITH THE SEC AND/OR APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RIOT, BITFARMS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Any proxy circular, takeover bid circular, management information circular, prospectus or other applicable Regulatory Filing (if and when filed) will be mailed to shareholders of Bitfarms (if and when required to be mailed by applicable law). Investors and security holders will be able to obtain free copies of Regulatory Filings (if and when available) and other documents filed by Riot with the SEC and available at www.sec.gov, and on the “Investor Relations” page of Riot’s corporate website, www.Riotplatforms.com. Investors and security holders will be able to obtain free copies of any documents filed with applicable Canadian securities regulatory authorities by Riot on SEDAR+ at www.sedarplus.ca, and on the “Investor Relations” page of Riot’s corporate website, www.Riotplatforms.com.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC or Canadian securities regulatory authorities. Nonetheless, Riot and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Riot’s executive officers and directors in Riot’s Annual Report on Form 10-K for the year ended December 31, 2023. Additional information regarding the interests of such potential participants will be included in one or more Regulatory Filings filed with the SEC and Canadian securities regulatory authorities if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov, on SEDAR+ at www.sedarplus.ca and by visiting the “Investor Relations” page of Riot’s corporate website, www.Riotplatforms.com.